Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2009	2008		2007	2006	2005
Pre tax income	6,350	(63,272)		23,678	20,831	11,628
Total fixed charges	16,921	41,324		54,158	36,985	15,280

Interest expense	16,280	40,843		53,868	36,695	14,975
Interest on other liabilities	-	-		-	-	-
Amortization of subordinated debt origination expense	-	-		-	-	9
Estimated interest portion of rent expense (2)	641	481		290	290	296
	16,921	41,324		54,158	36,985	15,280

Preferred stock dividends on a tax equivalent basis	3,426	373		68	75	942
	20,347	41,697		54,226	37,060	16,222

	23,271	(21,948)		77,836	57,816	26,908
	20,347	41,697		54,226	37,060	16,222

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	1.14	-	(1)	1.44	1.56	1.66

Ratio of earnings to fixed charges	1.38	-	(1)	1.44	1.56	1.76

(1) The coverage deficiency was $63.3 million dollars for the year ended December 31, 2008.
(2) Estimated to be 33% of rent expense paid.